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Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Amendment No. 4 to Registration Statement on Form SB-2 (Registration No. 333-122431) of Orion Acquisition Corp. II

Dear Mr. Reynolds:

On behalf of Orion Acquisition Corp. II, a Delaware corporation (the “Registrant”), we hereby set forth the following information in response to the comments contained in the letter dated May 9, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below, and are followed by a summary of the responsive actions taken, and, as applicable, supplemental information provided to the Staff. Amendment No. 4 to the Registration Statement on Form SB-2 of the Registrant, filed with the Commission on May 11, 2005 (the “Amendment No. 4”), reflects the Registrant’s responses to the Staff’s comments.

In addition to the supplemental and other information provided to the Staff in connection with this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) paper copies of Amendment No. 4, each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement on Form SB-2, as amended by Amendment No. 3 thereto, filed with the Commission on April 25, 2005.

* * *

May 11, 2005

General

1.	We have considered your supplemental response to our prior comment 1. Given the large percentage of collective ownership held by Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P., and Special Situations Cayman Fund, L.P. (the “SSF Entities”), coupled with the fact that the SSF Entities are under the common control of Austin Marxe and David Greenhouse, we continue to believe that the shares being registered for resale on behalf of these entities should be removed from the registration statement in accordance with comment 1 of our letter dated April 28, 2005. The shares being registered for resale on behalf of Messrs. Grano and Barletta may remain on the current registration statement.

The Registrant has revised the selling stockholder table in Amendment No. 4 to remove Situations Private Equity Fund, L.P., Special Situations Fund III, L.P., and Special Situations Cayman Fund, L.P. from the registration statement as selling stockholders.

2.	Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

The Registrant acknowledges the Staff’s comment.

* * *

Thank you for your prompt review of Amendment No. 4. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8284, or Michael W. Hall at (650) 463-2655.

Very truly yours,

/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz of LATHAM & WATKINS LLP

cc: Distribution List

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